# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Veradigm Inc., CIK 0001124804
CUSIP: 01988P108
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 222 Merchandise Mart, Chicago, Illinois (IL), 60654
Date of event which requires filing of this statement: 03/18/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0000950170-25-024556
Filed by CIK 0001266227
Persons authorized to receive notices and communications: Paul Malek, 320 Park Ave., 26th Floor, New York, New York (NY), 10022, (212) 739-7474; Louis Rambo & Joshua Apfelroth, Proskauer Rose LLP, Eleven Times Square, New York, New York (NY), 10036, (212) 969-3000

## Reporting persons
- Stonehill Capital Management LLC (CIK 0001266227): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 21,141,983; sole dispositive power 0; shared dispositive power 21,141,983; aggregate amount beneficially owned 21,141,983 (19.6% of the class)
- Stonehill Master Fund Ltd. (CIK 0001454870): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 9,656,893; sole dispositive power 0; shared dispositive power 9,656,893; aggregate amount beneficially owned 9,656,893 (9% of the class)
- Stonehill Institutional Partners, L.P. (CIK 0001052161): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 11,485,090; sole dispositive power 0; shared dispositive power 11,485,090; aggregate amount beneficially owned 11,485,090 (10.7% of the class)
- John Motulsky (CIK 0001266230): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 21,141,983; sole dispositive power 0; shared dispositive power 21,141,983; aggregate amount beneficially owned 21,141,983 (19.6% of the class)
- Jonathan Sacks (CIK 0001388803): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 21,141,983; sole dispositive power 0; shared dispositive power 21,141,983; aggregate amount beneficially owned 21,141,983 (19.6% of the class)
- Peter Sisitsky (CIK 0001454846): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 21,141,983; sole dispositive power 0; shared dispositive power 21,141,983; aggregate amount beneficially owned 21,141,983 (19.6% of the class)
- Michael Thoyer (CIK 0001582442): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 21,141,983; sole dispositive power 0; shared dispositive power 21,141,983; aggregate amount beneficially owned 21,141,983 (19.6% of the class)
- Michael Stern (CIK 0001600910): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 21,141,983; sole dispositive power 0; shared dispositive power 21,141,983; aggregate amount beneficially owned 21,141,983 (19.6% of the class)
- Samir Arora (CIK 0002015106): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 21,141,983; sole dispositive power 0; shared dispositive power 21,141,983; aggregate amount beneficially owned 21,141,983 (19.6% of the class)
- Garrett Zwahlen (CIK 0002014853): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 21,141,983; sole dispositive power 0; shared dispositive power 21,141,983; aggregate amount beneficially owned 21,141,983 (19.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Veradigm Inc.
Address of issuer's principal executive offices: 222 Merchandise Mart, Chicago, Illinois (IL), 60654

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On March 18, 2025, the Issuer's board of directors (the "Board") appointed Jonathan Sacks, a partner of Stonehill, as a member of the Board, effective March 19, 2025, to serve for a term ending upon the occurrence of the Issuer's next annual meeting of stockholders and until his successor is duly elected or qualified.

In connection with Mr. Sacks' appointment to the Board, on March 18, 2025, Stonehill and Mr. Sacks entered into a customary confidentiality agreement with the Issuer (the "Confidentiality Agreement"). Pursuant to the Confidentiality Agreement, the Issuer agreed that, if the Issuer holds a meeting of its stockholders within one year from the date of the Confidentiality Agreement for the purposes of electing directors, it shall, unless the Board determines that doing so would be inconsistent with its fiduciary duties under law, include Mr. Sacks on its slate of nominees for such meeting and recommend that the Issuer's stockholders vote in favor of Mr. Sacks' election to the Board at such meeting.

Also on March 18, 2025, the Issuer amended the Stockholder Rights Agreement, dated as of February 26, 2024 and as previously amended as of May 10, 2024 and February 13, 2025 (as amended through March 13, 2025, the "Rights Agreement"), by and between the Issuer and the Rights Agent (as defined in the Rights Agreement). Pursuant to the Rights Agreement, the Reporting Persons will each be deemed an "Exempt Person" as defined in the Rights Agreement until the earlier of (A) the close of business on the day on which Stonehill's beneficial ownership, together with the beneficial ownership of certain of its affiliates, ceases to be below 20%, subject to certain exceptions, and (B) the close of business on the day on which (i) Mr. Sacks ceases to serve on the Issuer's Board or ceases to be a partner or affiliate of Stonehill and (ii) Stonehill or any of its affiliates fails to qualify as a "Passive Investor" under the terms of the Rights Plan, subject to certain exceptions. The foregoing description of the amendment to the Rights Agreement is qualified in its entirety by reference to the terms of such amendment, a copy of which is filed as Exhibit 4.5 to the Issuer's Current Report on Form 8-K filed on March 18, 2025.

The foregoing description of the Confidentiality Agreement is qualified in its entirety by reference to the terms of the Confidentiality Agreement, a copy of which is filed as Exhibit 3 to this Schedule 13D, and incorporated by reference into this Item 4.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented as follows:

The information set forth in Item 4 is incorporated herein by reference.

Registration Rights Agreement

On March 18, 2025, Stonehill and the Issuer entered into a registration rights agreement (the "Registration Rights Agreement") pursuant to which the Issuer granted Stonehill customary registration rights with respect to its shares of Common Stock, including shelf, demand and piggyback registration rights.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the terms of the Registration Rights Agreement, a copy of which is filed as Exhibit 4 to this Schedule 13D, and incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 3 Confidentiality Agreement (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 18, 2025)
Exhibit 4 Registration Rights Agreement (incorporated by reference Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 18, 2025)

## Signatures
- Stonehill Capital Management LLC: /s/ Paul D. Malek, Paul D. Malek, an Authorized Signatory of a Member (03/18/2025)
- Stonehill Master Fund Ltd.: /s/ Paul D. Malek, /s/ Paul D. Malek, an Authorized Signatory of Stonehill General Partner, LLC, its investment adviser (03/18/2025)
- Stonehill Institutional Partners, L.P.: /s/ Paul D. Malek, Paul D. Malek, an Authorized Signatory of Stonehill General Partners, LLC, its general partner (03/18/2025)
- John Motulsky: /s/ Paul D. Malek, Paul D. Malek, Attorney-in-Fact for John Motulsky (03/18/2025)
- Jonathan Sacks: /s/ Paul D. Malek, Paul D. Malek, Attorney-in-Fact for Jonathan Sacks (03/18/2025)
- Peter Sisitsky: /s/ Paul D. Malek, Paul D. Malek, Attorney-in-Fact for Peter Sisitsky (03/18/2025)
- Michael Thoyer: /s/ Paul D. Malek, Paul D. Malek, Attorney-in-Fact for Michael Thoyer (03/18/2025)
- Michael Stern: /s/ Paul D. Malek, Paul D. Malek, Attorney-in-Fact for Michael Stern (03/18/2025)
- Samir Arora: /s/ Paul D. Malek, Paul D. Malek, Attorney-in-Fact for Samir Arora (03/18/2025)
- Garrett Zwahlen: /s/ Paul D. Malek, Paul D. Malek, Attorney-in-Fact for Garrett Zwahlen (03/18/2025)
Comment: * The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein, and this report shall not otherwise be deemed an admission that any of them is the beneficial owner of such securities for purposes of Section 13(d) or Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purposes.